Form C

Cover Page

Name of issuer:

Wind Harvest Pilot Project Inc

Legal status of issuer:

Form: Other
Other (specify): Public Benefit Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 4/7/2020

Physical address of issuer:

712 5th St
Davis CA 95616

Website of issuer:

https://windharvest.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Please note that the language about price above is inaccurate; that each investor will actually receive a Note for the amount invested rather than interests in the company valued at $1.00 each; and that each promissory note will be valued at face value.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,500,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$258,914.00	$370,367.00
Cash & Cash Equivalents:	$96,845.00	$93,152.00
Accounts Receivable:	$0.00	$277,215.00
Short-term Debt:	$402,874.00	$8,864,349.00
Long-term Debt:	$12,949,189.00	$2,015,505.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,630,249.00)	($1,032,821.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Wind Harvest Pilot Project Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years

immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Cornelius Fitzgerald	Renewable energy developer	Clean Energy. Holdings LLC	2020
Christine Nielson	President	Wind Harvest Pilot Project	2020
Kevin Wolf	CEO	Wind Harvest	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Cornelius Fitzgerald	CFO	2020
Cornelius Fitzgerald	Director	2020
Christine Nielson	President	2020
Christine Nielson	Director	2020
Kevin Wolf	CEO	2020
Kevin Wolf	Director	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Wind Harvest International, Inc.	6000000.0 Common stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds in an offering unless they can afford to lose their entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuers and the terms of the offering, including the merits and risks involved. These Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC did not pass upon the merits of any securities offered or the terms of this Reg CF Offering (or the 2020-2021 506(c) Offering), nor does it pass upon the accuracy or completeness of any offering document or literature.

The Notes are offered under exemptions from registration; however, the SEC has not made an independent determination that those securities were exempt from registration.

As more fully described below, Wind Harvest Pilot Project Inc. ("WHPP") is loaning the proceeds of this offering under Regulation Crowdfunding ("this offering" or "the offering") and the 506(c) Offering (which is defined in Question 13 below) to Wind Harvest under the New Wind Harvest Loan Agreement (which is described in the Management's Discussion (Question 25) and in Question 13 below) and using Wind Harvest's annual interest payments and final principal payment to make payments on the Notes issued to investors in this offering and the 506(c) Offering. (The Notes are defined and described in Question 13 below.) WHPP has no other means with which to pay investors in the Notes other than proceeds from the Wind Harvest Loan(s). Accordingly, if Wind Harvest defaults on the Wind Harvest Loan(s), due to bankruptcy or any other reason, WHPP may not be able to recover the full amount it loaned to Wind Harvest and may not be able to fully repay investors in the Notes or pay them interest on their investments. Wind Harvest has provided an unconditional Guaranty (defined in Question 13) that it will make payments due under the Notes if WHPP does not. However, if Wind Harvest is unable to repay WHPP, it will most likely be unable to meet its obligation under the Guaranty. Further, the Guaranty is unsecured, so there is no collateral that investors in the Notes would be able to seize in order to receive principal and interest payments.

It is possible that the Warrant Shares described in Question 13 below will not be sold at a profit, or be sold at all, and thus WHPP's ownership of the Warrants described in Question 13 below may not realize any value for investors in the Notes. Wind Harvest may never have a future equity financing nor undergo a liquidity event such as a sale of the company or an IPO that would cause there to be a market for the Warrant Shares. Further, WHPP has discretion as to whether and when to exercise the Warrants and sell the Warrant Shares. Under the terms of the Notes, WHPP is only obligated to make Reasonable Efforts (as defined in Question 13 below) to exercise the warrants and sell the Warrant Shares. Investors in the Notes could thus receive little or no profit from the sale of the Warrant Shares, and investors' return could be limited to the fixed interest rate on the Notes.

We predict that the design of Wind Harvest's turbines and its projects' advanced motion detection technology will prevent flying wildlife from being harmed by the turbines. However, Wind Harvest has yet to assess whether this will be the case. If the turbines do cause substantial harm to wildlife, this may have a negative impact on Wind Harvest's sales and financial condition.

There is currently no, and there may never be any, secondary market trading in the Notes, and Investors' ability to sell their Notes is further limited by transfer restrictions under applicable securities laws. If an Investor is able to sell their Note, there is no guarantee that the Investor will be able to sell for a price greater than—or equal to—the price the Investor paid for the Note.

External factors such as government policies on subsidizing fossil fuels, tax subsidies for renewable energy, possible large increases in the cost of raw material and/or labor, supply chain restraints and trade embargoes could affect Wind Harvest's profitability and markets.

Investors in the Notes have no voting rights and no ability to make decisions regarding the affairs or operations of WHPP or Wind Harvest.

The COVID-19 virus could cause Wind Harvest's or WHPP's key persons to become debilitated or even die. If lost, these people would be costly to replace.

Wind Harvest cannot assure Investors that it will be able to achieve or sustain profitability in the future. Wind Harvest has not generated revenue but has incurred operating losses since its inception. Wind Harvest has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for such years. As of December 31, 2021, Wind Harvest had an accumulated deficit of over $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. In order to remain a going concern one year from now, Wind Harvest will need to raise sufficient funds from investors to meet its obligations. The companies may not raise enough in this offering, the 506(c) Offering, the Series A-4 round, or a planned Series B round to do this.

If the companies raise enough to allow Wind Harvest to remain a going concern one year from now, there is still no guarantee that the companies will raise enough to permit Wind Harvest to continue in its plans to certify, install, sell, and license its technology. In order to continue these plans, Wind Harvest may require additional financing, including equity or debt offerings, in excess of the proceeds of this offering, the Series A-4 offering, or the Series B raise. Funding from all future sources of capital, including this offering, the 506(c) Offering, the Series A-4 round, and the Series B round, may be limited, unavailable, or not available on favorable terms. There is no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives or go bankrupt.

The projects in Wind Harvest's expected sales pipeline may not materialize in a timely manner or at all. Wind Harvest and customer projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, including environmental review of impacts on wildlife, grid connection permits, and power purchase agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved.

Even if projects using Wind Harvest's technology do materialize, there is no guarantee that the technology will result in greater reliability or energy output than other energy technologies. In some cases, energy output from the Wind Harvesters may be lower. If Wind Harvesters do not perform as well as other energy technologies, sales, and Wind Harvest's financial condition, could suffer.

The exact cost to manufacture, install and operate the Wind Harvesters is unknown. If that cost is too high, Wind Harvest may not be able to find licensees or purchasers of our technology.

Wind Harvest's anticipated pipeline of projects may face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Wind Harvest's turbines. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Wind Harvest has not yet secured licensees for its technology. There is no guarantee that Wind Harvest will be able to license its technology. Wind Harvest's expectations of future financial success is based in part on its ability to enter licensing agreements. If it cannot do so, its profitability could be materially affected.

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Wind Harvest's customers' inability to obtain financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into all countries with mid-level wind resources. Wind Harvest's ability to grow in international markets could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

In addition, Wind Harvest plans to conduct certain functions, including customer sales and service operations, in regions outside of the U.S. Wind Harvest is subject to both U.S. and local laws and regulations applicable to Wind Harvest's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S., including cost efficiencies and productivity improvements, could harm Wind Harvest's business.

We believe Wind Harvest's current intellectual property rights are, and future intellectual property rights will be, valuable, but any inability to protect them could reduce the value of Wind Harvest's products, services and brand. If Wind Harvest is unable to protect its intellectual property, Wind Harvest's competitors could use its intellectual property to market similar products, which could reduce the demand for Wind Harvest's products. Wind Harvest's success depends substantially upon the internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest intellectual property rights by any of Wind Harvest's licensees could adversely affect Wind Harvest's competitive position and the value of Wind Harvest's assets.

Intellectual property rights claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on Wind Harvest's business, financial condition and operating results. In the event of a conflict between Wind Harvest's patents or current or future patent applications and the activities of other parties, infringement proceedings may be pursued by or against Wind Harvest. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcomes of these legal proceedings are often uncertain. These legal proceedings might adversely affect Wind Harvest's competitive position and the value of its assets, and there can be no assurance that the outcomes of the proceedings would be successful.

Wind Harvest may not be able to receive patents on all of its expected patent applications. Patent applications in the U.S. are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that Wind Harvest will be the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that Wind Harvest files will result in patents being issued. If Wind Harvest does not receive patents for its technology, it may be unable to capture a significant share of the market for mid-level wind turbines.

Wind Harvest's business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism, any of which could result in system failures and interruptions that could harm Wind Harvest's business. Although Wind Harvest's systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of Wind Harvest's systems that are supplied by third party service providers) and similar events or disruptions. Despite any precautions Wind Harvest may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility Wind Harvest uses without adequate notice for financial or other reasons, or if there are other unanticipated problems at Wind Harvest's facilities. Wind Harvest does not carry business interruption insurance sufficient to compensate it for losses that may result from interruptions in Wind Harvest's service as a result of

system failures. A system outage or data loss could harm Wind Harvest's business, financial condition and results of operations.

Wind Harvest's insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Wind Harvest is exposed to potentially significant risks associated with product liability or other claims if Wind Harvest's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Wind Harvest in the future, any resulting adverse publicity could hurt Wind Harvest's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Wind Harvest could result in significant legal fees and monetary damages and require Wind Harvest to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Wind Harvest's insurance coverage is limited for product liability and other claims against Wind Harvest or its directors and officers, as well as for business disruption, natural disasters and life insurance on its CEO. Therefore, Wind Harvest may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

Wind Harvest depends on skilled personnel to engineer its turbines and develop renewable energy projects, and if it is not able to hire, retain and motivate its personnel, Wind Harvest may not be able to grow effectively. Competition for talented engineers and senior management is strong, and Wind Harvest's future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, Wind Harvest's ability to successfully develop and maintain a competitive market position will depend in part on Wind Harvest's ability to attract and retain highly qualified and experienced management and engineers. The failure to attract and retain necessary personnel could have an adverse impact on Wind Harvest's business, development, financial condition, results of operations and prospects.

This list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

An employee Wind Harvest terminated has claimed that Wind Harvest breached his employment agreement. He has retained counsel and has threatened to bring a lawsuit. In hopes of avoiding litigation, the parties agreed to attempt to settle their differences by securing the services of a private mediator, with mediation taking place this October. The employee's attorney has not made a formal settlement demand, but an estimate of costs, fees and potential liability if this case were not resolved through mediation would include: Severance - $150,000; Wages - $100,000; Attorney costs - $40,000. At this time, we are unable to predict the extent of the harm, but this dispute may harm Wind Harvest's financial condition.

Both the Notes and the Guaranty are unsecured and subordinated to the companies' payment obligations as to any indebtedness of WHPP or Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money. As unsecured securities, the Notes and Guaranty may also be subordinated to secured indebtedness Wind Harvest or WHPP may have in the future. In the event that the companies are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the Notes will be entitled to be paid in full from our assets before any payment may be made with respect to the Notes. Holders of the Notes will participate in the companies' remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the Notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, the companies may not have sufficient assets to pay amounts due on the Notes.

Both the Notes and the Guaranty are unsecured and subordinated to the companies' payment obligations as to any indebtedness of WHPP or Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money which is currently less than $100,000. As unsecured securities, the Notes and Guaranty may also be subordinated to secured indebtedness Wind Harvest or WHPP may have in the future. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the subordinated notes will be entitled to be paid in full from our assets before any payment may be made with respect to the Notes. Holders of the Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the Notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the Notes.

Christine Nielson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Wind Harvest's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that Wind Harvest will be successful in attracting and retaining other personnel it requires to successfully grow its business.

Our future success depends on the efforts of a small management team. The loss

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 20% Engineering and Patents, 20% Administration and Company Growth, 17% Project Development, 15% Marketing and Sales, 14% Model 4.0 Installation and Certification, 14% Fundraising and Capitalization Preparation.

Note: WHPP will loan to Wind Harvest at least 85% of the funds raised through sale of the Notes to finance Wind Harvest's operations and projects as described above. The remaining funds will be used to pay (i) Wefunder's portal fee and (ii) reasonable administrative, operating and legal expenses in connection with WHPP's fundraising activities for Wind Harvest. WHPP is a finance subsidiary of Wind Harvest and its only operations are related to financing Wind Harvest. Wefunder's fee (7.5% of gross proceeds) and WHPP's operating and legal expenses are included in the "14% Fundraising and Capitalization Preparation" item.

If we raise: **$2,500,000**

Use of Proceeds: 20% Engineering and Patents, 20% Administration and Company Growth, 17% Project Development, 15% Marketing and Sales, 14% Model 4.0 Installation and Certification, 14% Fundraising and Capitalization Preparation

Note: WHPP will loan to Wind Harvest at least 85% of the funds raised through sale of the Notes to finance Wind Harvest's operations and projects as described above. The remaining funds will be used to pay (i) Wefunder's portal fee and (ii) reasonable administrative, operating and legal expenses in connection with WHPP's fundraising activities for Wind Harvest. WHPP is a finance subsidiary of Wind Harvest and its only operations are related to financing Wind Harvest. Wefunder's fee (7.5% of gross proceeds) and WHPP's operating and legal expenses are included in the "14% Fundraising and Capitalization Preparation" item.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering

deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

In exchange for amounts invested by the investors up to a total of $2,500,000, WHPP will issue guaranteed promissory notes (the "Notes," each, a "Note") in this offering and an offering under Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The offering under Rule 506(c) of Regulation D under the Securities Act shall be referred to herein as the 506 Offering. The 506(c) Offering and this offering shall be referred to herein as the "Present Offerings."

The terms below apply both to investors in this offering and investors in the 506(c) Offering. Note, however, that different transfer restrictions apply to a 506(c) Offering and that such restrictions may require an Investor in that offering to hold the Note and Guaranty (which are "restricted securities") for more than one year or indefinitely. The transfer restrictions for Notes sold in this offering are described under "RESTRICTIONS ON TRANSFER OF SECURITIES BEING OFFERING" below. Investors in the 506(c) Offering should consult an attorney regarding what restrictions apply to their investment.

The following description of the Notes and Guaranty are a summary only. Please see the forms of Note and Guaranty filed with this Form C as Appendix B, Investor Contracts, for the exact terms of the securities.

Each Note will have the following principal provisions:

Interest Rate: The Note shall bear simple interest of 8% per annum (computed on the basis of a 365-day year and the number of days actually elapsed) until Investors have committed to investing $500,000 under Regulation Crowdfunding. Thereafter, the Note shall bear simple interest of 7% per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

Annual Interest Payments: Within 60 days following the end of each fiscal year before the Maturity Date, WHPP shall make a payment of the interest accrued for the most recently ended fiscal year.

Maturity: Except as otherwise provided in the Note, all unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date. "Maturity Date" shall mean December 31, 2027.

Prepayment Rights: The Note may be prepaid without penalty at WHPP's option.

Subordination: The Note will be subordinated to all indebtedness of WHPP to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Profit Share Kicker:

"New Wind Harvest Loan Agreement" means an agreement entered into in September 2022, under which WHPP makes loans to Parent using the proceeds from this offering and the 506(c) Offering.

"Parent" means Wind Harvest International, Inc.

"Pro Rata Share" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

"Reasonable Efforts" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

"Warrants" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the New Wind Harvest Loan Agreement.

"Warrant Expiration Date" means December 31, 2027.

"Warrant Shares" means shares of Parent's Common Stock issuable under the Warrants.

Under the New Wind Harvest Loan Agreement, Parent will issue WHPP Warrants for 250 Warrant Shares for every $100 invested by Investors (the "Profit Share Kicker Warrants").

Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "Profit Share Kicker Shares") before the Warrant Expiration Date.

If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to the Investor his, her, their, or its Pro Rata Share of the profit from the resale. Such payment shall be referred to herein as the "Profit Share Kicker."

Security: The Note will be unsecured.

Guaranty: WHPP is a finance subsidiary under Rule 3a-5 of the Investment Company Act of 1940 (the "Rule"). In accordance with the Rule, the Parent will unconditionally guarantee any and all payments due under the Notes.

To comply with the Rule, the guaranty from the Parent (the "Guaranty") will also provide that if WHPP defaults in any payment due under the Note, the Investor may institute legal proceedings directly against the Parent to enforce the Guaranty without first proceeding against WHPP.

The Guaranty will be subordinated in right of payment to all indebtedness of the Parent to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Guaranty may be amended by mutual agreement of the parties in writing.

Information Rights: Upon request, WHPP will deliver to the Investor the unaudited financial statements for WHPP's most recently ended fiscal year. WHPP shall have 120 days following the end of each fiscal year to prepare such statements.

Assignment: Either party may assign or transfer their rights and obligations under the Note so long as such assignment complies with all applicable laws and regulations.

Amendment: The Note may be amended by mutual agreement of the parties in writing, provided that provisions regarding the Profit Share Kicker may only be amended by the written consent of WHPP and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The Note and Guaranty may be amended by mutual agreement of the parties in writing, provided that provisions in the Note regarding the Profit Share Kicker may only be amended by the written consent of WHPP and investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

There are no other material rights associated with the common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The investors in this offering have no voting rights and will have no voting rights. The voting shareholders of WHPP and Wind Harvest may make decisions with which an investor in this offering disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the investor receives from sale of the Warrant Shares) or the investor's Note, and the investor will have no recourse to change those decisions. The investor's interests may conflict with those of the voting shareholders and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the investor. For example, the voting shareholders may change the terms of the certificates of incorporation of Wind Harvest or WHPP or vote to engage in new offerings or register certain of Wind Harvest's or WHPP's securities in a way that negatively affects the value of Wind Harvest's common stock or the Note.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The notes described in Question 24 ("indebtedness") section of the Form C (the "Previous Notes") have similar terms to the Notes.

These are the differences.

The Previous Notes have interest rates of 10% or 8%, depending on how early the investor invested. Investors in the Previous Notes are referred to herein as "Previous Note Investors." Investors who received a 10% interest will be referred to herein as "Early Bird Previous Note Investors."

According to the terms of most of the Previous Notes, which were issued in 2020 and 2021, the Previous Note Investors were entitled to receive a pro rata share of the profits from the sale of shares issuable under warrants for the purchase of common stock that Wind Harvest issued to WHPP in 2020 or 2021 (the "Previous Warrant Shares"). Previous Notes for $27,500 were entitled to receive a pro rata share of the profits from the sale of shares issuable under warrants for the purchase of common stock that Wind Harvest issued to WHPP during the period from 2020 through 2022. From 2020 through April 2022, Wind Harvest issued WHPP warrants for 6,400 Previous Warrant Shares for every $1,000 raised in the Previous Note Offering. The vast majority of the warrants were issued in 2020 and 2021. Warrants for only 176,000 shares were issued in 2022 in connection with the investment of $27,500.

WHPP's intention, as disclosed in the Form C in connection with the Previous Notes, is for all Investors in the Previous Notes to receive a pro-rata share in the profits from the sale, if any, of 6,400 Wind Harvest common shares (issuable under certain warrants issued by Wind Harvest to WHPP for Wind Harvest) per $1,000 invested in the Previous Notes.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The investors in this offering have no voting rights and will have no voting rights. Wind Harvest, the sole shareholder of WHPP, has sole voting power, and as such, controls all decisions upon which shareholders are entitled to vote. SAAM Wind Investors LLC, the principal shareholder of Wind Harvest (not identified in Question 6 but identified in "Form C Disclosures - Wind Harvest International," filed with this Form C in Appendix E) has 30% of the current voting shares of Wind Harvest, more voting power than any other shareholder of the

company, and thus will have a significant say in the decisions upon which shareholders are entitled to vote. Wind Harvest and/or SAAM Wind Investors LLC (together, the "Principal Shareholders") may make decisions with which an investor in this offering disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the investor receives from the sale of the Warrant Shares) or the investor's Note, and the investor will have no recourse to change those decisions. The investor's interests may conflict with those of the Principal Shareholders, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the investor.

For example, Wind Harvest may change the terms of the certificates of incorporation WHPP or change the management of WHPP or vote to engage in new offerings or register certain of Wind WHPP's securities in a way that negatively affects the value of the Note.

In addition, SAAM Wind Investors may, with the agreement of holders of only 21% of the other voting shares may potentially change the terms of the certificate of incorporation of Wind Harvest, change the management of Wind Harvest or vote to engage in new offerings or register certain of Wind Harvest's securities in a way that negatively affects the value of Wind Harvest's common stock, including the Warrant Shares.

The Principal Shareholders may be able to redeem their shares in the future. If that is the case, they could force the Wind Harvest or WHPP to redeem their shares at a time that is not favorable to the applicable company. Being forced to pay for these shares could negatively impact the companies' financial viability, their ability to make payments on the Notes, and the value of Wind Harvest's common stock, including the Warrant Shares.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, if new awards are granted under our equity compensation plans, the value of Wind Harvest's common stock, including the value of the Warrant Shares, may drop. In addition, if a majority-in-interest of holders of Wind Harvest's voting stock cause Wind Harvest to issue additional stock, the value of Wind Harvest's common stock, including the Warrant Shares, may also drop.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

As promissory notes, and not equity securities, the Notes are valued at face value rather than using any method or formula. The company will value similar securities at face value in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Not applicable. The investors will not have an ownership interest in WHPP or Wind Harvest.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the investor's investment in WHPP, WHPP or Wind Harvest may sell equity or debt securities to additional investors. Such sale could negatively impact the WHPP's and/or Wind Harvest's ability to pay investors in the Notes. It could also impact the value of Wind Harvest and the price of the Warrant Shares.

A sale of the issuer or of assets of the issuer. Investors in the Notes will have no voting rights. They will rely upon the executive management of Wind Harvest and the Board of Directors of Wind Harvest to manage the Company so as to maximize the value of the Warrant Shares and the ability of Wind Harvest and/or WHPP to repay the Notes plus interest. Accordingly, the success of the investor's investment in WHPP will depend in large part upon the skill and expertise of the executive management of Wind Harvest and the Board of Directors of Wind Harvest. If the Board of Directors and shareholders of Wind Harvest authorize a sale of all or a part of the Company, or a disposition of a substantial portion of Wind Harvest's assets, there can be no guarantee that the sale or disposition will not negatively impact the value of Wind Harvest's common stock, including the Warrant Shares.

Transactions with related parties. The Investor should be aware that there will be occasions when the Wind Harvest or WHPP may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of Wind Harvest or WHPP will be guided by their good faith judgement as to Wind Harvest's or WHPP's best interests. Wind Harvest and WHPP may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By investing in this offering, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Investors in 2020-2022 Regulation Crowdfunding and Rule 506(c) Offering
Issue date	04/07/22
Amount	$600,621.00
Outstanding principal plus interest	$636,909.00 as of 08/17/22
Interest rate	10.0% per annum
Maturity date	12/31/27
Current with payments	Yes

10% interest on Notes the end on Dec. 31, 2027. Investors may receive a pro rata share of profits from the sale of Wind Harvest common shares issued under certain warrants.

Loan

Lender	Investors in 2020-2022 Regulation Crowdfunding / Rule 506(c) Offering
Issue date	04/07/22
Amount	$1,343,345.00
Outstanding principal plus interest	$2,013,803.00 as of 08/17/22
Interest rate	8.0% per annum
Maturity date	12/31/27
Current with payments	Yes

8% interest on Notes the end on Dec. 31, 2027. Investors may receive a pro rata share of profits from the sale of Wind Harvest common shares issued under certain warrants. Investors may receive a pro rata share of the profits from the sale of shares of Wind Harvest common stock issued under certain warrants.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2020	Section 4(a)(2)	Common stock	$60	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wind Harvest International, Inc.
Amount Invested	$60.00
Transaction type	Priced round
Issue date	07/06/20
Relationship	Parent company of Wind Harvest Pilot Project Inc

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in the Form C to which this discussion and analysis is appended (the "Form C"). Some of the information contained in this discussion and analysis, including information regarding business strategy and plans, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of the Form C for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The cautionary language in our Form C regarding forward-looking statements is incorporated herein by reference and applies to the statements in this discussion. All information provided in this discussion is as of the date of the Form C unless otherwise indicated, and we undertake no duty to update this information unless required by law.

All terms used herein are as defined in the Form C unless otherwise defined herein.

Please note that the 2020 and 2021 financial statements provided in Appendix C are consolidated financial statements, meaning they include the applicable financial data for both Wind Harvest International, Inc., the guarantor of the Notes and the company that conducts the wind energy business described in the offering materials ("Wind Harvest"), and Wind Harvest's sole and wholly owned finance subsidiary, Wind Harvest Pilot Project Inc, which issues the Notes in this offering and loans the majority of the proceeds to Wind Harvest ("WHPP") . Separate 2020 and 2021 financial information for WHPP is included at the end of this discussion.

Overview

WHPP plans to raise $2,500,0000 in this offering under Regulation Crowdfunding (this "Reg CF Offering") and the concurrent 506(c) Offering (together, the "Present Offerings"). WHPP plans to loan the majority of the proceeds of the Present Offerings to Wind Harvest under the New Wind Harvest Loan Agreement, and WHPP plans to make interest and principal payments on the Notes using the interest and principal payments WHPP receives from Wind Harvest under the New Wind Harvest Loan Agreement. Accordingly, WHPP will need Wind Harvest's income, including revenue from Wind Harvest's business projects, to make payments to investors. Additionally, Wind Harvest is unconditionally guaranteeing payment of the Notes—Wind Harvest is bound to pay investors in the Present Offerings if WHPP does not.

Wind Harvest hopes, but of course does not guarantee, that it will be the leading manufacturer of near-ground wind turbines with a solid share of the $250+ billion and growing wind farm understory market and the estimated $100 billion niche market for shorter turbines. Wind Harvest's goal is to have $1 billion + in annual sales by the end of 2027.

As described in the Form C, the funds from the Previous Note Offering allowed Wind Harvest to order Model. 3.1 of its turbine and complete testing of the turbine at the UL Advanced Wind Turbine Testing Facility in Texas. The funds from the Previous Note Offering were also used to develop markets and further the commercialization of Wind Harvest's turbines.

Wind Harvest also plans to conclude an offering of Series A-4 preferred stock this summer. The total raise amount is expected not to exceed $1,500,000. (Note that we expect additional shares of preferred stock to be issued due to a conversion of $3.5 to $10 million in convertible instruments into Series A1-Series A-4 preferred stock.)

Wind Harvest plans to commence a Series B Round in fall 2022 with a total raise amount of $8,000,000. Wind Harvest expects that the funds from this round will help develop and capitalize Wind Harvest projects that buy Wind Harvester turbines. Wind Harvest hopes to have an IPO in 2025. If this does not happen, then Wind Harvest's goal is to be sold to a major corporation that wants to aggressively enter the mid-level wind market. These projections cannot be guaranteed.

We expect that the Present Offerings will allow Wind Harvest to achieve the remaining milestones of full certification of the technology and the development of projects that are fully ready to buy and install Wind Harvesters.

Given Wind Harvest's limited operating history, Wind Harvest cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Wind Harvest

Wind Harvest was incorporated in the State of Delaware in January 2006.

Since then, Wind Harvest has

- Raised $12+ million since 2006 including capital from the Series A round, convertible notes and short-term loans. Note: The Wind Harvest Company which sold its IP and assets to Wind Harvest had previously raised $5 million equity investments.

- Completed designing and testing the Wind Harvester prototypes Model 1.0 and Model 2.0 that provided the company with the three-blade design.

- Designed and tested Model 3.0, the full-scale commercial prototype and the largest turbine made in the company's long history.

- Used the data from Model 3.0 and 3.1 to validate its suite H-type vertical axis wind turbine aeroelastic computer models.

- Completed the engineering, design review and manufacturing for Model 3.1.

- Installed and completed testing of its Model 3.1 at the UL Advanced Wind Turbine Testing Facility in Texas. The data from testing the turbine further validated the Company's aeroelastic computer models and is invaluable for the technology's commercialization and continuous improvement.

- Finished the design of Model 4.0 and has begun ordering components.

- Has advanced the development of its renewable energy projects.

Wind Harvest has $14 million in its expected 2023-24 project pipeline, and $42 million for 2024-25. The company has a senior team with 80+ years of experience in wind energy and a head start in vertical axis turbine design, engineering, modeling, prototyping and project development.

WHPP

WHPP was incorporated in the State of Delaware in April 2020. In 2020 and 2021, WHPP raised $1,944,015 in the Previous Note Offering. WHPP has loaned $1,850,000 of the funds raised to Wind Harvest through the Previous Wind Harvest Loans (The amount not loaned to Wind Harvest was used to pay (1) crowdfunding portal fees in connection with the Previous Note Offering and (2) legal fees and other administrative expenses associated with the Previous Note Offering). The Previous Wind Harvest Loans were primarily used to complete Technology Readiness Level 7 with the installation and testing of Wind Harvest's Model 3.1 turbine at the UL Advanced Wind Turbine Testing Facility in Texas. The Previous Wind Harvest Loans have a maturity date of December 31, 2027. They are partially secured by up to four wind turbines, income that the turbines generate, and related equipment that Wind Harvest purchases with the loan funds.

Historical Results of Operations

WHPP

Since its incorporation in 2020, WHPP has had no activity other than raising funds from investors and lending those funds to Wind Harvest.

WHPP is a finance subsidiary under the Investment Company Act of 1940 and, as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have, revenue or income (other than what it receives from or through Wind Harvest, such as principal or interest payments and proceeds from the sale of the Warrant Shares or Previous Warrant Shares, as defined in the Form C) and does not have and will not have any assets or operations other than those related to the issuance, administration and repayment of the Notes and any other securities guaranteed by Wind Harvest.

Wind Harvest

Wind Harvest was organized in January 2006 and has limited operations upon which prospective investors may base an evaluation of its performance. To date, Wind Harvest's activities have been largely confined to research and development and fundraising. Wind Harvest has done no business and has generated no revenue.

Liquidity & Capital Resources

WHPP

As discussed above, WHPP raised $1,944,015 in the Previous Note Offering and has loaned $1,850,000 to Wind Harvest through the Previous Wind Harvest Loans.

The Previous Wind Harvest Loans are partially secured by turbines and related equipment that Wind Harvest purchases with the loan funds, as well as by future power purchase agreements and the revenue the turbines may realize. WHPP plans to use the majority of the interest and principal payments it receives from Wind Harvest to make interest and principal payments to the investors in the Previous Note Offering.

WHPP does not expect to have any capital resources, income, or revenue beyond the proceeds from the Previous Note Offering, the Present Offerings, and any future offerings to investors for the purpose of financing Wind Harvest; the interest and principal payments WHPP receives from Wind Harvest; the proceeds from the sale, if any, of the Previous Warrant Shares (the profits from which will be divided among the investors in the Previous Note Offering, provided the sale happens before December 31, 2027); and the proceeds from the sale, if any, of the Warrant Shares (the profits from which will be divided among the investors in the Present Offerings, provided the sale happens before December 31, 2027).

Wind Harvest

Wind Harvest has been financed with $3.48 million in Series A Preferred Shares through 2021, the conversion of $391,660 of warrants into Series A Preferred Shares in 2022, $1.61 million in short term loans, and $4.86 million in Convertible Promissory Notes. In addition, WHPP has loaned Wind Harvest $1,850,000 of the funds raised in the Previous Note Offering.

With the funds raised in the Present Offerings, Wind Harvest plans on advancing its technology and projects to the point where it can sell turbines to customers in 2023. So far, Wind Harvest has installed and tested its Model 3.1 turbine and has advanced the design of Model 4.0 with funds from the 2020-2021 Note Offerings.

With successful Series A-4 and Series B rounds (planned for 2022), plus additional financing, Wind Harvest plans to finance and own most of the projects that buy its Wind Harvesters in 2023 and 2024.

We intend Wind Harvest to be profitable in 2025. We do not expect this to be possible unless Wind Harvest's turbines are certified and its projects are developed.

In order to become profitable, Wind Harvest plans to raise $25 million in funding beyond the $2.5 million WHPP plan to raise in the Present Offerings. Below is how Wind Harvest and WHPP expect to raise that additional funding.

If Wind Harvest is able to raise an additional $1.5 million from its Series A-4 round, $8 million with its Series B round, plus $2.5 million from an additional offering under Regulation Crowdfunding and Rule 506(c), and $15-25 million from a Series C round in 2023, Wind Harvest expects to generate $14 million in sales in 2023/24 and $42M in sales in 2024/25. With the extra expenditures and aggressive growth strategy that these additional capital raises would allow, Wind Harvest anticipates having an additional $11.3 million in cumulative losses in 2022, 2023, and 2024. It projects that it will have a net income of $6.5 million in 2025 (and earn more than $57 million in net income by the end of 2026 on $530+ million in sales).

Keys to our ability to carry out this plan are:

- $2.5 million raised through the 2022 Note Offerings. The majority of the funds raised will be loaned to Wind Harvest in order to allow Wind Harvest to achieve some of the milestones of full commercialization of the technology and advancement of the development of the company's projects so that the projects are fully ready to buy and install turbines.

- $8 million raised in Wind Harvest's Series B round plus an estimated $4 million from other sources. This capital will help fund the projects that buy most of the Wind Harvesters expected to be sold in 2023 and 2024.

Shortage of capital has always been Wind Harvest's biggest obstacle. Turbine prototypes and the full commercialization process cost a lot of time and money during a period when there is no income from product sales. The Present Offerings, plus additional financing, are Wind Harvest's way around this difficult obstacle.

Wind Harvest needs the proceeds of the Present Offerings to successfully meet its milestones, to prepare for a solid Series B capital round, and to remain a viable business. Wind Harvest also needs the proceeds from other investment capital, described in this discussion and analysis, in order to aggressively advance its projects, fulfill its mission, and become a thriving business.

Wind Harvest will require additional financing in excess of the proceeds from the Present Offerings in order to perform operations over its lifetime. Wind Harvest does not have any sources of capital, or potential sources of capital, beyond its historic base of investors, the proceeds from the Previous Note Offering, and what has been described in this discussion and analysis.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of these offerings, or any of the other sources of capital described herein, will be sufficient to enable Wind Harvest to implement its strategy. Although capital may be available for early-stage companies, there is no guarantee that Wind Harvest will receive any additional investments from investors.

Wind Harvest has traditionally relied on convertible promissory notes and short

Wind Harvest has traditionally relied on convertible promissory notes and short-term loans and expects it can continue to do so. Wind Harvest has a network of accredited investors and existing investors who support Wind Harvest. Wind Harvest expects to make an income stream from the sale of electricity produced by the turbines that the Wind Harvest Loans will allow Wind Harvest to make and install.

Runway & Short/Mid Term Expenses

WHPP

Since the period covered by the consolidated financial statements of Wind Harvest and WHPP, WHPP has had no material changes except for the New Wind Harvest Loan Agreement, which is described later in this discussion.

As of July 21, 2022 it has $1,985,889 in total assets (consisting of $1,850,000 in notes receivable, plus interest, from Wind Harvest under the Previous Loan Facility) and $1,978,960 in total liabilities (consisting of the Notes sold in the Previous Note Offering). It has $1,315 in its bank account as of July 21, 2022.

Over the last three months, WHPP averaged $0 in monthly revenues, $187,000 in monthly expenses, and $0 in cost of goods sold.

We expect that the only income that WHPP will receive in the next six months is interest on the Previous Wind Harvest Loans and under the New Wind Harvest Loan Agreement. We expect that interest to total $115,000. We expect WHPP's expenses to be $85,000 in the next six months.

We do not expect WHPP to be profitable. As a finance subsidiary of Wind Harvest, WHPP's primary purpose is to finance the operations of Wind Harvest. Almost all of the money that WHPP receives, which is through offerings to investors, is loaned to Wind Harvest. Likewise, almost all of the interest that WHPP receives from Wind Harvest is paid to investors. WHPP retains a small reserve from offerings to investors and from the interest on loans to Wind Harvest to pay for administrative and compliance expenses.

If WHPP reaches its minimum target in this Reg CF Offering ($100,000), WHPP will continue to raise funds through the 506(c) Offering and the Reg CF Offering through April 2023. Then, a few months after this offering closes, WHPP plans to raise additional capital through another offering under Regulation Crowdfunding and Rule 506(c) of Regulation D under the Securities Act. As Wind Harvest's finance subsidiary, WHPP will loan Wind Harvest the majority of the funds raised in all offerings.

WHPP's only sources of capital are offerings to investors (such as the Present Offerings and the Previous Note Offering), the funds from which are used to finance Wind Harvest, and capital that Wind Harvest receives from its Series A-4 round and the exercise of warrants. Wind Harvest can use these funds to make loan payments to WHPP.

We expect WHPP to use loan payments from Wind Harvest to cover the annual interest payment it owes to its noteholders while this Reg CF Offering is ongoing.

Wind Harvest

Wind Harvest's cash on hand is $50,000 as of August 10, 2022. In the previous three months, revenues averaged $0 per month, cost of goods sold averaged $0 per month, and operational expenses averaged $187,000 per month, for an average burn rate of $187,000 per month. In April 2023, which we project will be 8 months after the initial funding from the Present Offerings, we expect that the Wind Harvester Model 4.0 turbines to be installed in Texas will start generating energy but realize no net income from the electricity it produces. We anticipate that twelve months later, those turbines will be moved to an installation in Wyoming or California where we expect them to realize net income of $1,500 per month per turbine.

As discussed above, if WHPP reaches its minimum target in this Reg CF Offering ($100,000), WHPP will continue to raise funds through the 506(c) Offering through April 2023. In 2023, WHPP plans to raise additional capital through another offering under Regulation Crowdfunding and Rule 506(c). As Wind Harvest's finance subsidiary, WHPP will loan Wind Harvest the majority of the funds raised in all offerings.

Wind Harvest plans to raise capital in the fall of 2022 through a Series B round to family funds and accredited investors.

If the minimum funding target is hit in this Reg CF Offering, Wind Harvest's runway is expected to be 0.5 months. If the full $2.5 million is raised, we expect Wind Harvest's runway to be 10 months.

Our consolidated financial statements, attached as Appendix C, for the years ended 2020 and 2021 describe material subsequent events through July 22, 2022.

Since then, Wind Harvest and WHPP have entered into the New Wind Harvest Loan Agreement with WHPP as lender and Wind Harvest as borrower. The New Wind Harvest Loan Agreement provides that Wind Harvest will issue to WHPP Warrants for 250 Warrant Shares for each $100 raised in the Present Offerings. As provided in the Notes, if WHPP exercises the Warrants and sells the Warrant Shares before December 31, 2027, investors in the Notes will receive a pro rata share of the profits from the sale. This is only a summary of the terms of the

Notes–please see the forms of Note attached in Appendix B for the full terms.

Each promissory note issued under the New Wind Harvest Loan Agreement will have an interest rate of no more than 10%.

The precise interest rate of each promissory note shall be an amount necessary to cover (i) interest payments under promissory notes issued by WHPP in order to finance the Borrower, (ii) Regulation Crowdfunding portal fees in connection with WHPP's activities to finance Wind Harvest, and (iii) as mutually agreed by Wind Harvest and WHPP, reasonable administrative, operating and legal expenses in connection with WHPP's activities to finance Wind Harvest.

Please see Appendix E for a copy of the New Wind Harvest Loan Agreement and related documents.

In the next three to six months, we expect Wind Harvest's revenues to be $0 and its expenses to be $1,000,000.

During this Reg CF Offering, we will cover short term burn through our Series A-4 round and through promissory notes.

Any projections mentioned above are forward-looking and cannot be guaranteed.

WHPP Financial Information for 2020 and 2021

Most recent fiscal year end (2021):

Total Assets: $1,964,998; Cash and Cash Equivalents: $25,147; Accounts Receivable: $1,939,851; Short-term debt: $147,644; Long-term Debt: $1,813,627; Revenues/Sales: $0; Cost of Goods Sold: $0; Taxes Paid: $0; Net Income: $(32,638).

Prior fiscal year end (2020):

Total Assets: $642,863; Cash and Cash Equivalents: $3,367; Accounts Receivable: $639,496; Short-term Debt: $0; Long-term Debt: $639,197; Revenues/Sales: $0; Cost of Goods Sold: $0; Taxes Paid: $0; Net Income: $(799).

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kevin Wolf, certify that:

(1) the financial statements of Wind Harvest Pilot Project Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Wind Harvest Pilot Project Inc included in this Form reflects accurately the information reported on the tax return for Wind Harvest Pilot Project Inc filed for the most recently completed fiscal year.

Kevin Wolf

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please read the necessary disclosures regarding Wind Harvest that are included in Appendix E as "Wind Harvest International, Inc. Form C Disclosures."

SUMMARY OF HOW THE INVESTMENT WORKS

Each investor in this offering or the 506(c) Offering will receive a Note from WHPP, which is a subsidiary of Wind Harvest. Investors also receive a Guaranty from Wind Harvest, through which Wind Harvest unconditionally guarantees payment on the Note. This means that Wind Harvest is obligated to pay investors if WHPP does not.

The primary purpose of WHPP is to raise money and loan it to Wind Harvest to finance Wind Harvest's business operations and projects. In other words, investors invested in WHPP, but Wind Harvest is the one using the funds (provided that a small amount of the funds raised are going toward WHPP's administrative expenses and to Wefunder's fee).

This is how it will work.

1. Under the New Wind Harvest Loan Agreement, WHPP will loan the funds raised in this offering and the 506(c) Offering to Wind Harvest (minus the funds paid to Wefunder and some administrative expenses).

2. Wind Harvest will pay a higher interest rate on the Wind Harvest Loan(s) than WHPP pays on the investments in this offering that come through the Wefunder platform. Wind Harvest will pay the same interest rate to WHPP than WHPP pays the investors in the 506(c) Offering. The higher interest paid will provide an annual net income to WHPP. This income will allow WHPP to pay investors in this offering and the 506(c) Offering annual interest as well as the percentage owed to Wefunder and to pay administrative and other expenses WHPP may incur through the minimal operations it needs to conduct in order to finance Wind Harvest. WHPP will use Wind Harvest's repayment of the principal of the Wind Harvest Loan(s) to repay the principal on the Notes.

5. WHPP will receive Warrants to purchase approximately 250 shares of Wind Harvest common stock for each $100 invested in this offering. The Warrants will have a $0.01/share exercise price. When WHPP sells the shares issued under the Warrants, the profits from the sale will be shared with the investors in this offering and the 506(c) Offering on a pro rata basis according to investment amount. An IPO or a sale of the company would create an opportunity to sell Wind Harvest stock and share the proceeds with WHPP investors. Wind Harvest hopes to launch an IPO in 2025. If Wind Harvest does not launch an IPO, its goal is to be sold to a major player that wants to aggressively enter the near-ground wind market.

6. WHPP will use the accumulated annual net income from Wind Harvest's annual interest payments to repay investors the principal on their loans by the Maturity Date of the Notes. For complete terms of this loan please see the forms of the Wind Harvest Loan documents included in Appendix E.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Form C, including its Appendices, that are not historical are forward-looking statements. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "can," "estimate," "expect," "foresee," "roadmap," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "should," "aim," "would," "can have," "pipeline,"and similar expressions. Forward-looking statements in this Form C, including its Appendices, may include, among others, statements concerning the following: the Wind Harvesters' potential impact on the wind energy industry; the Wind Harvesters' future utilization of an untapped wind resource; the Wind Harvesters' potential social, environmental, and economic impact; the Wind Harvesters' future improvement of the reliability and output of renewable energy projects; Wind Harvest's future sources of capital; the return on investment you will receive if you invest in this offering; the terms and timing of this offering and of future offerings; the sources, amounts, and timing of Wind Harvest's future revenue and profits, if any; Wind Harvest's sales pipeline; the size of the market available to Wind Harvest; the demand for the Wind Harvester turbines; the amount of capital Wind Harvest will need to complete its projects; whether and when Wind Harvest projects will be completed; whether and when the certification and installation of the turbines will occur; Wind Harvest's ability to license its technology and who the licensees will be; how the funds from this offering will be used; and/or whether and when manufacturing and sales of the Wind Harvesters will occur.

You are cautioned not to place undue reliance on these forward-looking statements. They are based on the current beliefs, expectations, and assumptions of our management and are subject to significant risks and uncertainties that are beyond our ability to predict or control. These risk factors include, but are not limited to, those that can be found under "Risk Factors" herein (Question 8) and those identified as risks elsewhere in this Form C. All information provided in this Form C, including its Appendices, as of the date of filing of this Form C, unless otherwise stated herein. We undertake no duty to update this information unless required by law.

Please see the Appendices to the Form C for any other material information provided to investors and any other material information required to be disclosed.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://windharvest.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

WHPP Early Bird Promissory Note
WHPP Promissory Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christine Nielson
Cornelius Fitzgerald
Cornelius Fitzgerald
Kevin Wolf

Appendix E: Supporting Documents

Wind_Harvest_s_Crowdfunding_Video_Script_2022.pdf
Wind_Harvest_-_Wefunder_Launch_Page_URL_Links.pdf
Wind_Harvest_-_WHPP_Loan_Agreement_2022_-_SIGNED.pdf
Wind_Harvest_Reg_CF_Business_Plan_Deck.pdf
Additional_Form_C_Disclosures_of_Wind_Harvest_International__Inc.pdf
Wind_Harvest_Test_The_Waters_Communications.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

WHPP Early Bird Promissory Note

WHPP Promissory Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christine Nielson

Cornelius Fitzgerald

Cornelius Fitzgerald

Kevin Wolf

Appendix E: Supporting Documents

Wind_Harvest_s_Crowdfunding_Video_Script_2022.pdf
Wind_Harvest_-_Wefunder_Launch_Page_URL_Links.pdf
Wind_Harvest_-_WHPP_Loan_Agreement_2022_-_SIGNED.pdf
Wind_Harvest_Reg_CF_Business_Plan_Deck.pdf
Additional_Form_C_Disclosures_of_Wind_Harvest_International__Inc.pdf
Wind_Harvest_Test_The_Waters_Communications.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wind Harvest Pilot Project Inc

By

Kevin Wolf

CEO and Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cornelius Fitzgerald

CFO
9/6/2022

Christine Nielson

President of WH Pilot Project
9/3/2022

Kevin Wolf

CEO and Co-founder
9/3/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate

or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.